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October 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn: Alex Campbell and Chris Edwards

Re:Achari Ventures Holdings Corp. I

Registration Statement on Form S-1
Submitted on August 05, 2021
CIK 0001844507

Dear Mr. Campbell and Mr. Edwards:

On behalf of our client, Achari Ventures Holdings Corp. I (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated September 29, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and filing an Amendment No. 1 of Registration Statement on Form S-1 (the “Revised Registration Statement”) on behalf of the Company.

Set forth below in bold are comments from the Comment Letter.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in the Revised Registration Statement in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in the Revised Registration Statement. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Revised Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Financial Tables, pages F-5, F-6

1.

We note your response to our prior comment 2 and reissue in part. Please revise to properly label your statement of changes in stockholders' equity for the six months ended June 30, 2021 as unaudited, and properly label your statement of cash flows for the period January 25, 2021 (inception) through February 8, 2021 as audited.

Securities and Exchange Commission

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has corrected the labels of the statement of changes in stockholder’s equity and the statement of cash flows as either audited or unaudited in a consistent fashion.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (862) 262-2768.

Sincerely,

/s/ Marc Hauser

Marc Hauser, Esq.

cc:Vikas Desai

Achari Ventures Holdings Corp. I